Mail Stop 4561

July 11, 2008

Glen E. Tullman
Chairman and Chief Executive Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart, Suite 2024
Chicago, IL 60654

        RE: **Allscripts Healthcare Solutions, Inc.**
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 000-32085
                  Date Filed: June 12, 2008

                  Form 10-K for the Fiscal Year Ended December 31, 2007
                  Filed February 29, 2008

                  Form 10-Q for the Fiscal Quarter Ended March 31, 2008
                  Filed May 12, 2008

Dear Mr. Tullman:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The letter to the Allscripts stockholders should be as concise as possible to inform stockholders of the key aspects of the transaction and the matters to be voted upon. We will not object to the use of both the letter to stockholders and the state law notice of meeting but you should eliminate redundant information as much as practicable.

2. Please revise to eliminate redundancies in your summary term sheet and the Question and Answer section beginning on page 11. The Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

3. Revise to indicate when the per share dividend price will be finalized and advise us as to whether it is assured that the convertible debt holders will convert. If conversion is not assured, the basis for describing the impact of the transaction on the percentage ownership of current Allscripts stockholders on a "fully diluted basis" is not clear. Such a characterization would appear to distort the effect of the transaction on current Allscripts holders by presenting the maximum post-offering amount that the current holders and the current debt holders might obtain, rather than the actual impact of the transaction on the current Allscripts holders. If conversion is not assured, consider presenting this information exclusive of the possible future holdings of convertible debt holders. Revise or advise.

4. In appropriate locations, please provide enhanced disclosure relating to the per share value to Allscripts' stockholders of the special cash dividend and the retention of their shares of Allscripts common stock. Given that current Allscripts stockholders equity interests will be substantially diluted, consider providing additional insight into how the board views this characteristic of the transaction and why Allscripts stockholders diluted and non-controlling interests in the post-merger entity were deemed fair from an Allscripts stockholders point of view. Revise the "Background of the Transactions" section to provide more detail on the board's views of the economic terms of the Misys proposals during the February-March 2008 timeframe.

5. Tell us whether Allscripts or its affiliates have had any direct or indirect discussions with your major shareholders, *i.e.*, Waddell & Reed Financial, Inc. and Franklin Resources, Inc., regarding the proposed transactions.

6. Please disclose the approximate cost of the transaction including all merger-related transaction costs.

Risk Factors, page 23

7. Under "Allscripts and MHS will be subject to business uncertainties and contractual restrictions . . ." on page 25, indicate the extent to which customers, suppliers and others have provided notice of termination of or sought to change the nature of their relationships with the two companies since the announcement of the merger, if at all.

8. Under "Holders of our 3.50% Convertible Senior Debentures . . ." on page 25, quantify the amount of cash required to repurchase the indentures.

Information About the Allscripts Annual Meeting

Solicitation of Proxies, page 39

9. You indicate that Allscripts directors, officers and employees may solicit proxies personally, or by telephone, facsimile, letter or other electronic means. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Background of the Transactions, page 42

10. The Background section contains multiple references to presentations or analyses provided by the parties' financial advisors, such as Goldman's February 21, 2008 analysis to the Allscripts' board and its analysis to the Misys board on March 16, 2008. It does not appear as though your disclosure relating to these reports conforms to the requirements of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Recommendation of Allscripts Board; Allscripts' Reasons for the Transactions, page 47

11. Where not readily apparent, provide the Board's analysis of each supporting factor and potential risk. Conclusory disclosure such as the Board considered "the $330 million cash dividend" or "the financial impact of the Transactions on Allscripts" is too general and does not provide insight into the Board's decision-making and the basis for its recommendation of the terms of the

transaction and determination that the transaction is fair and in the best interests of shareholders. For example, explain why the premium to the current market price led the board to approve the transaction and determine that it was fair and in the best interest of sharholders.   In the absence of a comparable transaction analysis of premiums paid by other issuers, explain how the the historical price information was used by the board in assessing the proposed transaction.

Opinion and Analysis of Allscripts' Financial Advisor, page 49

12. Supplementally provide us with all material, including the board book, provided by Goldman Sachs to the board of Allscripts.

13. Please also provide us with any projections that Misys provided to Allscripts and/or its financial advisors and the projections that Allscripts gave to Misys and/or its financial advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying any such projections.

14. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

15. As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees that are contingent upon completion of the merger. Provide similar disclosure in the summary on page 12. Also revise any references to the advisor's opinions appearing in the sections relating to the board's reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable. In addition, disclose the compensation that the advisor received for services provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Interests of Certain Person in the Combination, page 58

16. Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of Allscripts will receive or have

received as a result of this transaction. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests.

Material U.S. Federal Income Tax Consequences of the Transactions, page 64

17. We note that you intend to obtain and file a tax opinion regarding the material U.S. federal income tax consequences resulting from the transactions. Because it appears that you intend the tax discussion section to set forth counsel's opinion and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:

   a. revise the discussion under "Material U.S. Federal Income Tax Consequences of the Transactions" to clearly state that the discussion and each of the conclusions are the opinion of Sidley Austin;

   b. ensure that counsel presents its full opinion under "Material U.S. Federal Income Tax Consequences of the Merger" and clearly identify upon what counsel is opining; and

   c. ensure that counsel expresses its views regarding the tax consequences or the transaction to investors and in doing so that it avoids the use of phrases such as "intended to be a reorganization", "is expected to be", and the like.

   In its current format, it appears that this section fails to convey the opinion of your counsel regarding the material federal income tax consequences to investors. .

18. To the extent you retain the term "should" as it relates to your discussion of the tax consequences please revise to explain why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. *See e.g.*, pages 4 and 65. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

Conditions to the Consummation of the Transactions, page 83

19. Disclose that the material conditions to the merger are generally waiveable. In addition, disclose here whether it is the Allscripts board's intent to resolicit stockholder approval of the merger if either party waives material conditions. Resolicitation may be required when companies waive material conditions to a merger.

20. Because the tax consequences appear to be material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would appear to constitute material changes that may necessitate amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that Allscripts will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. The executed tax opinions should be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 102

21. We note that you intend to amortize developed technology over a 7 to 10 year useful life and customer relationships over a 15 to 20 year useful life. Please explain to us how you determined the useful lives of these intangible assets. As part of your response, describe the objective evidence you relied on in determining these useful lives and explain how you considered the factors in paragraph 11 of SFAS 142. Similar concerns apply to the customer relationships acquired by Allscripts in the acquisition of ECIN.

22. Please explain your basis for reclassifying historical capitalized software amortization from cost of good sold to the amortization of intangible assets line item. In this regard, we note that the amortization and impairment of capitalized software costs within the scope of SFAS 86 should be reported as a component of cost of sales. See Question 17 of the FASB Staff Implementation Guide to SFAS 86.

23. We note that pro forma adjustment (L) reflects the conversion of the convertible senior debentures. We further note that your disclosures indicate that no assurances can be given that the holders will actually convert the senior debentures. Please explain your basis for including the pro forma adjustment. As part of your response, please tell us whether you believe that it is probable that the holders will convert.

Management's Discussion and Analysis of Financial Condition and Results of Operations for MHS

Liquidity and Capital Resources, page 115

24. Your disclosures on page 116 indicate that you began offering longer payment terms in 2008. Please consider revising to disclose the changes in the

payment terms you offer.   As part of your response, tell us how you have considered providing disclosure about DSO in your MD&A.

Proposal 2 – The Required Amendments

The Required Amendments – Authorized Share Increase, page 120

25. Your disclosures indicate that the maximum possible number of shares of Allscripts common stock required to be issued to Misys under the merger agreement is approximately 84.8 million shares. Please explain to us how you arrived at the 84.8 million shares.

Ownership of Allscripts Common Stock, page 152

26. Please provide the beneficial ownership amounts as of the most recent date practicable prior to mailing the proxy statements and revise the footnote disclosure as appropriate.

Combined Financial Statements - Misys Healthcare Systems

Notes to Combined Financial Statements

4. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

27. We note that you recognize revenues from certain "larger" contracts using the percentage-of-completion method. Please describe the types of products and services being provided in these arrangements. Also, tell us why you believe it is appropriate to use the costs incurred to date as a method of estimating progress to completion. Please note that that the recognition of revenue pursuant to SOP 81-1 is not permitted for service arrangements. Please refer to any authoritative guidance you relied upon when determining your accounting.

28. We note that your My Way solution is offered on a hosted basis. Please tell us how you account for revenue and any set up costs related to these hosted solutions and refer to the authoritative literature that supports your accounting. In addition, indicate how your current revenue recognition policy disclosures address these services.

Proxy Card

29. With respect to Proposals 2 and 3, please advise us of the factors you considered in determining not to unbundle the amendments relating to the proposed Second Amended and Restated Certificate of Incorporation for purposes of Exchange Rules 14a-4(a)(3) and (b)(1). See Interp. 1S of the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations (September 2004).

Form 10-K for the Fiscal Year Ended December 31, 2007 – Allscripts Healthcare Solutions, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 36

30. In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that changes in software and related service revenues are due to several factors including the full year effect of the A4 acquisition, an increase in support and maintenance due to the increase in installed base offset by decreases in software and implementation revenue accounted for under percentage of completion, but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

31. We note that, in your discussion of revenue, you refer to an increase in your installed base. We also note that on disclose on page 4 you disclose the number of physicians, clinics and hospitals that use your solutions. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 42

32. We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in working capital, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and

analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Consolidated Statements of Operations, page 50

33. We note that the disclosures throughout your Form 10-K appear to suggest that product and service revenue may be commingled within the various line items presented within your consolidated statements of operations. Please tell us what consideration you have given to separate presentation in your statement of operations of sales of product and services and related costs pursuant to Rules 5-03(1) and (2) of Regulation S-X. Similar concerns apply to the pro forma condensed combined income statement included in the proxy filed on June 12, 2008.

Consolidated Statements of Cash Flows, page 53

34. Please tell us how you considered paragraphs 19(e) and 23(c) of FAS 95. In this regard, we note that you have not disclosed the amount of excess tax benefits.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

35. We note that certain contract accounting arrangements have extended payment terms. Please tell us how you have considered the collectibility criteria and the fixed or determinable criteria within paragraphs 8 and 27-30 of SOP 97-2. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. As part of your response, please tell us whether you are able to make reasonably dependable estimates of total revenue and costs for these arrangements.

6. Investment in Promissory Note Receivable and Minority Interest, page 69

36. Please explain to us how you determined the fair value of the three-year option. As part of your response, please describe the terms, arrangements, obligations and rights associated with the Option Purchase Agreement with Medem.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008 – Allscripts Healthcare Solutions, Inc.

Notes to Consolidated Financial Statements

2. Revenue Recognition, page 6

37. Please describe any return, price protection, rotation or similar rights you offer to resellers. Tell us how your policy complies with paragraph 6 of SFAS 48.

38. Please tell us more about the arrangements where you provide installation services to end users that have purchased your software from a reseller. Tell about the installation services being provided and tell when and why these services are typically preformed in relation to the sale of the software to the reseller. In this regard describe from the end-user perspective whether the installation services are essential to the functionality of the software and how your accounting complies with paragraphs 63-71 of SOP 97-2. Tell us and describe any interrelationship of the separate software sale and installation contractual provisions.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Christine Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462. If you thereafter require additional assistance, please contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Gary D. Gerstman
       by facsimile at 312.853.7036